The Verona Firm, PLLC

Brett Alan Verona, Esq.	TEL (813) 258-0852
Post Office Box 18191	FAX (813) 464-7757
Tampa, FL 33679	Brett@TheVeronaFirm.com

January 6, 2023

Claire DeLabar

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re: TELCO CUBA, INC

Amendment No. 6 to Offering Statement on Form 1-A

Filed February 28, 2022

File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated December 20, 2022, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. We note that you have included estimated amounts for revenue and operating profits for fiscal year ended November 30, 2022. Please revise to include actual amounts or include all disclosures required pursuant to Article 11 of Regulation S-X for forecasts and projections.

The filing has been revised in accordance with a conversation with SEC staff.

2. Please revise the dollar amount and per share amounts to clarify that you had a net tangible (deficit) rather than book value, where applicable.

The filing has been revised accordingly.

3. Please disclose executive compensation for the company's last completed fiscal year ended November 30, 2022.

The filing has been revised accordingly.

4. We note that you recognized "Total Other Income" of $1,347,040 in 2022. Please expand the notes to the financial statements to describe the nature of the Other Income and the reason for the amount and timing of the income recognized.

The filing has been revised accordingly.

5. We note that you included Operating expenses and Payroll, Salaries in Operating Expenses and it does not appear that any of these expenses have been allocated to Cost of Sales. Please revise to allocate expenses to Cost of sales and include an accounting policy to describe the methodology used to allocate such expenses.

The filing has been revised accordingly.

6. Refer to the Unaudited Pro Forma Financial Information on page F-14. We note that the pro forma revenues for fiscal 2019 of $388,586 equals the historical revenue for fiscal 2019 on page F-20. Please revise to correct the pro forma information or the Fiscal 2019 financial statements for all line items, as appropriate. Please revise the disclosure on page F-31 accordingly. Please also ensure that the disclosure of revenue and earnings of Advanced Satellite Systems, Inc. on page F-32 is consistent with the pro forma disclosures.

The filing has been revised accordingly.

Kind regards.

/s/ Brett Verona

Brett Verona